Exhibit 99.1

LION GROUP HOLDING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 13, 2026

Notice is hereby given that Lion Group Holding Ltd., a Cayman Islands company (the “Company”), will hold its Annual general meeting of shareholders at 10:00 a.m., local time, on July 13, 2026 (the “Annual General Meeting”) at 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C, to consider and, if thought fit, to pass the following resolutions:

1.	RESOLVED as an ordinary resolution: to elect the following persons as Class II Directors of the Company to continue to act in such capacity upon the expiry of their current term, pursuant to the Company’s Articles of Association:

a.	Sze Hau Lee

b.	Anthony Lau Hoi Ho

c.	Tak Wing Lo

2.	RESOLVED as an ordinary resolution: to approve the adoption of the 2026 Employee Share Incentive Plan (the “2026 ESOP”), in the form attached to the proxy statement, and the issuance of securities pursuant to the terms of the 2026 ESOP is approved and that the directors of the Company from time to time be authorised to take such action as is required or desirable under the terms of the 2026 Employee Incentive Plan.

3.	RESOLVED as a special resolution: subject to all further requirements prescribed by sections 14A and 14B o f the Companies Act (Revised) of the Cayman Islands (the Companies Act) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which such conditions are fulfilled, a reduction and reorganization of the share capital of the Company from US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising:

(a)	192,497,500,000,000 Class A ordinary shares of a par value of US$0.0001 each;

(b)	7,500,000,000,000 Class B ordinary shares of a par value of US$0.0001 each; and

(c)	2,500,000,000 preferred Shares of a par value of US$0.0001 each;

to US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising:

(a)	192,497,500,000,000 Class A ordinary shares of a par value of US$0.0000001 each;

(b)	7,500,000,000,000 Class B ordinary shares of a par value of US$0.0000001 each; and

(c)	2,500,000,000 preferred Shares of a par value of US$0.0000001 each;

(the “Share Capital Reduction and Reorganization”)

by implementing the following steps:

(i) the par value of each issued and outstanding Class A ordinary share of US$0.0001 par value each and Class B ordinary share of US$0.0001 par value each in the share capital of the Company be reduced to US$0.0000001 by cancelling US$0.0000999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0001 par value each and Class B ordinary shares of US$0.0001 par value each (the “Share Capital Reduction”);

(ii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii) immediately following the Share Capital Reduction being effected, each authorised but unissued Class A ordinary share of US$0.0001 par value each be subdivided into 1,000 Class A ordinary shares of US$0.0000001 par value each; each authorised but unissued Class B ordinary share of US$0.0001 par value each be subdivided into 1,000 Class B ordinary shares of US$0.0000001 par value each, and each authorised but unissued preferred share of US$0.0001 par value each be subdivided into 1,000 preferred shares of US$0.0000001 par value each (the “Subdivision”); and

(iv) immediately following the Subdivision being effected, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.0000001 par value each, unissued Class B ordinary shares of US$0.0000001 par value each and unissued preferred shares of US$0.0000001 par value each that will result in the Company having authorised share capital of US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each (the “Cancellation”).

4.	RESOLVED as a special resolution: subject to and immediately following the Share Capital Reduction and Reorganization, to approve that the seventh amended and restated memorandum of association and fifth amended and restated articles of association of the Company be amended to reflect the Share Capital Reduction and Reorganization, and that Section 6 of the seventh amended and restated memorandum of association be replaced with the following:

“The capital of the Company is US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each.”

5.	RESOLVED as a special resolution: to approve the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from ten thousand (10,000) votes per Class B Ordinary Share to one hundred thousand (100,000) votes per Class B Ordinary Share (the “Increase of Voting Rights of Class B Ordinary Shares”), and for the Increase of Voting Rights of Class B Ordinary Shares to be reflected in the amended and restated memorandum of association and amended and restated articles of association of the Company.

6.	RESOLVED as an ordinary resolution, to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 5.

You can find more information about each of these items in the attached proxy statement. Only holders of Class A ordinary Shares or Class B ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on June 15, 2026, New York time, can vote at the Annual General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof. This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at http:// ir.liongrouphl.com.

By Order of the Board of Directors,

/s/ Chunning Wang

LION GROUP HOLDING LTD.

PROXY STATEMENT

General

The board of directors of Lion Group Holding Ltd., a Cayman Islands company (the “Company”), is soliciting proxies for the annual general meeting of shareholders to be held on July 13, 2026 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “Annual General Meeting”). The Annual General Meeting will be held at 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C.

Record Date, Share Ownership and Quorum

Record holders of Class A ordinary shares or Class B ordinary shares (collectively, “Ordinary Shares”) as of the close of business on June 15, 2026, New York time, are entitled to vote at the Annual General Meeting. As of June 15, 2026, 268,384,151,615 of our Class A ordinary shares, par value US$0.0001 per share, and 1,557,700,185 of our Class B ordinary shares, par value US$0.0001 per share, were issued and outstanding. As of June 15, 2026, approximately 147,616,625,000 of our Class A ordinary shares were represented by American Depositary Shares (“ADSs”). One or more holders of Ordinary Shares which represent, in aggregate, a majority of the paid up voting share capital of the Company present in person or by proxy or, if a corporation or other non-natural person, by its authorized representative shall be a quorum for all purposes.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-6.

Voting and Solicitation

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting, and each Class B Ordinary Share shall be entitled to ten thousand (10,000) votes on all matters subject to the vote at the Annual General Meeting.

At the Annual General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A ordinary shares and Class B ordinary shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to pass each of the proposed resolutions submitted to a vote at the Annual General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Chunning Wang, Chief Executive Officer, Lion Group Holding Ltd., 10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark, Singapore 408574, Lobby C. The form of proxy must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against each of the proposed resolutions submitted to a vote at the Annual General Meeting. Broker non-votes will have the same effect as a vote against each of the proposed resolutions submitted to vote at the Annual General Meeting.

Please refer to this proxy statement for information related to the proposed resolutions.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs a voting instruction card and a depositary notice for record owners of ADSs. Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to Deutsche Bank Trust Company Americas prior to 10:00 am, New York City time on July 7, 2026, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A ordinary shares represented by all of our ADSs, only Deutsche Bank Trust Company Americas may vote those Class A ordinary shares at the Annual General Meeting.

In the event that the Deutsche Bank Trust Company Americas timely receives voting instructions from a holder which fail to specify the manner in which the depositary is to vote the Class A ordinary shares represented by such holder’s ADSs, the depositary shall (unless otherwise specified in the notice distributed to holders) deem such holder to have instructed the depositary to give a discretionary proxy to a person designated by the Company with respect to such the Class A ordinary shares and the depositary shall give a discretionary proxy to a person designated by the Company to vote such Class A ordinary shares.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Lion Group Holding Ltd., if you hold our Ordinary Shares, or to Deutsche Bank Trust Company Americas if you hold ADSs representing our Class A Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2025 annual report for the year ended December 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2025 Annual Report by visiting the “Investor Relations” heading under the “Financial Information” section of the Company’s website at https://ir.liongrouphl.com/#/Overview. If you want to receive a paper or email copy of the Company’s 2025 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@liongrouphl.com.

PROPOSAL 1

The Re-Election of Directors

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position/Title
Sze Hau Lee	40	Director, Chief Financial Officer (Class II)
Anthony Lau Hoi Ho	40	Independent Director (Class II)
Tak Wing Lo	39	Independent Director (Class II)

Information Regarding the Company’s Directors and Nominees

Sze Hau Lee is director and our Chief Financial Officer. Mr. Lee joined Lion as a corporate finance director in May 2019, mainly responsible for Lion’s fund-raising activities. Prior to that, Mr. Lee worked in Carnival Group International Holdings Limited (0996.HK) as a corporate finance director from September 2017 to February 2019. While working there, Mr. Lee was primarily responsible for leading, originating, structuring and executing financing transaction and providing investment advice to the management. Before that, Mr. Lee had years of experience in banking industry. He worked as a manager of syndicated finance department at China Minsheng Banking Corporation Hong Kong Branch from February 2017 September 2017, a vice president of structured and leveraged finance department in Hengfeng Bank Shanghai Branch from April 2016 to February 2017, an assistant manager of structured and leveraged finance department in China Minsheng Banking Corporation Hong Kong Branch from January 2014 to April 2016. He had been primarily responsible for the origination, structure and execution of syndicated facilities as well as financing arrangements in mega transactions. Mr. Lee started his first few years of career in accounting firms. He worked as a senior associate in Ernst & Young from October 2012 to December 2013. Before that, he worked in PricewaterhouseCoopers for approximately five years, where he started as an associate in September 2007 and left in October 2012 as a senior associate. Mr. Lee received his bachelor’s degree in professional accountancy from The Chinese University of Hong Kong in August 2007. He is a member of Hong Kong Institute of Certified Public Accountants since 2011 and also a member of the Institute of Chartered Accountants in England and Wales since January 2022.

Anthony Lau Hoi Ho is our independent director. Since January 2023, Mr. Anthony Lau Hoi Ho has been serving as a managing director of Vanzbon CPA Co., Limited, where he provides technical support for audit assignment. Starting from March 2022, Mr. Anthony Lau Hoi Ho has been an FP&A manager of Guest Supply Asia Pacific, where he leads the budgeting and analysis function of APAC area. Mr. Ho was a commercial finance manager at Pandora between November 2020 and February 2022, where he led the finance function of Hong Kong, Macau, and Taiwan with market leaders. Prior to that, Mr. Ho was a brand management controller at L’Oréal Hong Kong Limited between May 2018 and November 2020. Mr. Ho obtained his bachelor’s degree in Accountancy from The Hong Kong Polytechnic University in June 2007. Mr. Ho is an authorized supervisor, practicing accountant, and certified public accountant at Hong Kong Institute of Certified Public Accountants.

Tak Wing Lo serves on our board. Since December 2022, Mr. Lo has been serving as the responsible officer of Tianda Financial Limited, a company principally engaged in the provision of financial services. From February 2018 to January 2023, Mr. Lo served as the head of corporate finance of Zhenro Properties Group Limited (HKEx: 06158), a company principally engaged in real estate development and property leasing. Mr. Lo obtained a Master of Science degree in Finance (Investment Management) from the Hong Kong University of Science and Technology and a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University, in 2012 and 2007, respectively.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.

PROPOSAL 2

Adoption of the Company’s 2026 Employee Share Incentive Plan

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve the Company’s 2026 Employee Share Incentive Plan (the “2026 ESOP”) in the form as attached hereto as Appendix A.

Pursuant to the 2026 ESOP, up to 40,491,277,770    Ordinary Shares, may be issued. The Board of Directors has reviewed and approved the 2026 Employee Share Incentive Plan.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the adoption of the Company’s 2026 ESOP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.

PROPOSAL 3

The Company’s Share Capital Reduction and Reorganization

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, subject to all further requirements prescribed by sections 14A and 14B o f the Companies Act (Revised) of the Cayman Islands (the Companies Act) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which such conditions are fulfilled, to approve the reduction and reorganization of the share capital of the Company from US$20,000,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 to US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising: (a) 192,497,500,000,000 Class A ordinary shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B ordinary shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each (the “Share Capital Reduction and Reorganization”), by implementing the following steps:

(i)	the par value of each issued and outstanding Class A ordinary share of US$0.0001 par value each and Class B ordinary share of US$0.0001 par value each in the share capital of the Company be reduced to US$0.0000001 by cancelling US$0.0000999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0001 par value each and Class B ordinary shares of US$0.0001 par value each (the “Share Capital Reduction”);

(ii)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii)	immediately following the Share Capital Reduction being effected, the subdivision of each authorised but unissued Class A ordinary share of US$0.0001 par value into 1,000 Class A ordinary shares of US$0.0000001 par value each; each authorised but unissued Class B ordinary share of US$0.0001 par value into 1,000 Class B ordinary shares of US$0.0000001 par value each; and each authorised but unissued preferred share of US$0.0001 par value into 1,000 preferred shares of US$0.0000001 par value each (the “Subdivision”); and

(iv)	immediately following the Subdivision being effect, the alteration of the authorised share capital of the Company by the cancellation of such number of unissued Class A ordinary shares of US$0.0000001 par value each, unissued Class B ordinary shares of US$0.0000001 par value each and unissued preferred shares of US$0.0000001 par value each, such that the Company will result in having an authorised share capital of US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A ordinary shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B ordinary shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each (the “Cancellation”).

The Share Capital Reduction and Reorganization must be passed by a special resolution which requires the affirmative vote of not less than two-thirds of the votes cast at the Annual General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Share Capital Reduction and Reorganization.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2.

PROPOSAL 4

The Resulting Amendment to the Company’s Memorandum of Association

General

If our shareholders approve proposal 2, our Board of Directors will seek the shareholders’ approval to amend the Company’s seventh amended and restated memorandum of association and fifth amended and restated articles of association accordingly. The amendment to the existing memorandum or association of the Company must be approved by a special resolution which requires the affirmative vote of not less than two-thirds of the votes cast at the Annual General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

If the shareholders approve this proposal, our Board of Directors will instruct the registered office to file the notice to amend the seventh amended and restated memorandum of association and fifth amended and restated articles of association with the Cayman Islands Registrar of Companies at any time after the approval of the Share Capital Reduction and Reorganization. The resolutions put to the shareholders to consider and to vote upon at the Annual General Meeting in relation to amending the Company’s seventh amended and restated memorandum of association and fifth amended and restated articles of association to reflect the Share Capital Reduction and Reorganization are:

“IT IS HEREBY RESOLVED, as a special resolution, that:

(A)	Section 6 of the seventh amended and restated memorandum of association of the Company be replaced with the following:

“6. The capital of the Company is US$20,000,000 divided into 200,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 192,497,500,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0000001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the eighth amended and restated memorandum of association and sixth amended and restated articles of association.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3.

PROPOSAL 5

The Company’s Increase of Voting Rights of Class B Ordinary Shares

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from ten thousand (10,000) votes per Class B Ordinary Share to one hundred thousand (100,000)  votes per Class B Ordinary Share (the “Increase of Voting Rights of Class B Ordinary Shares”), and for the Increase of Voting Rights of Class B Ordinary Shares to be reflected in the amended and restated memorandum of association and amended and restated articles of association of the Company.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Increase of Voting Rights of Class B Ordinary Shares and the amendment to the amended and restated memorandum of association and amended and restated articles of association of the Company in connection.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4.

PROPOSAL 6

The Adjournment Proposal

The adjournment proposal, if approved, will request the chairman of the Annual General Meeting (who has agreed to act accordingly) to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the meeting has the power to adjourn the Annual General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals.

Vote Required and Board of Directors’ Recommendation

If a majority of the votes of the shares which were present in person or by proxy and voting on the matter at the Annual General Meeting vote for the adjournment proposal, the chairman of the Annual General Meeting will exercise his or her power to adjourn the meeting as set out above.

Recommendation

The Company’s Board of Directors recommends that you vote “FOR” the adjournment proposal.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

APPENDIX A

Form of the 2026 ESOP